July 9, 2024
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Owens Corning
Registration Statement on Form S-4 (Registration No. 333-280549)
Ladies and Gentlemen:
On behalf of Owens Corning (the “Company”), the undersigned hereby requests, pursuant to Rule 461(a) promulgated under the Securities Act of 1933, that the Registration Statement on Form S-4 (File No. 333-280549) of the Company be declared effective at 4:00 p.m. on Thursday, July 11, 2024, or as soon thereafter as practicable. The Company respectfully requests that you notify Michael J. Solecki of such effectiveness by a telephone call to (216) 586-7103.

Please contact Michael J. Solecki of Jones Day at (216) 586-7103 if you have any questions concerning this matter. Thank you for your continued attention to this matter.

Very truly yours,

OWENS CORNING

		By:	/s/ Gina A. Beredo
			Name:	Gina A. Beredo
			Title:	Executive Vice President, General
Counsel and Corporate Secretary

cc:	Michael J. Solecki, Esq.
[Signature Page to Request for Acceleration of Effectiveness]